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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. )*

                         Star Multi Care Services, Inc.
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                    855156105
                                 (CUSIP Number)


   Eugene J. Mora, 8840 Villa La Jolla Drive, #114, La Jolla, California 92037
                                 (619) 458-6894
- --------------------------------------------------------------------------------

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                 August 23, 1996
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3), check the following box [ ].

Check the following box if a fee is being paid with the statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).








1 OF 8

                                  SCHEDULE 13D

CUSIP NO.    855156105                                         PAGE 2 OF 8 PAGES







- --------------------------------------------------------------------------------
     1      NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


            Eugene J. Mora   ###-##-####


- --------------------------------------------------------------------------------
     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [ ]
                                                                         (b) [ ]


- --------------------------------------------------------------------------------
     3      SEC USE ONLY


- --------------------------------------------------------------------------------
     4      SOURCE OF FUNDS*

              PF and OO
- --------------------------------------------------------------------------------
     5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2 (d) OR 2(e)                                              [ ]

- --------------------------------------------------------------------------------
     6      CITIZENSHIP OR PLACE OF ORGANIZATION
              USA
- --------------------------------------------------------------------------------
                                 7  SOLE VOTING POWER
           NUMBER OF

            SHARES
                                 208,396 SHARES OF COMMON STOCK   14,314 OPTIONS
          BENEFICIALLY           -----------------------------------------------

           OWNED BY              -----------------------------------------------
                                 8  SHARED VOTING POWER
             EACH

           REPORTING             -----------------------------------------------
                                 9  SOLE DISPOSITIVE POWER
            PERSON
                                 208,396 SHARES OF COMMON STOCK   14,314 OPTIONS
             WITH                -----------------------------------------------
                                 10  SHARED DISPOSITIVE POWER

- --------------------------------------------------------------------------------
     11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              222,710
- --------------------------------------------------------------------------------
     12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES*                                                        [ ]
- --------------------------------------------------------------------------------
     13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              5.8%
- --------------------------------------------------------------------------------
     14     TYPE OF REPORTING PERSON*
              IN
- --------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

ITEM 1.  SECURITY AND ISSUER

         This Schedule 13D relates to the shares of common stock, $.001 par value per share (the "Shares") of Star Multi Care Services, Inc., a New York corporation (the "Company"), with executive offices located at 99 Railroad Station Plaza, Suite 208, Hicksville, New York, 11801.

ITEM 2.  IDENTITY AND BACKGROUND

         (a) This Schedule 13D is being filed on behalf of Eugene J. Mora, an individual ("Mora").

         (b) Mora's residence address is 8840 Villa La Jolla Drive, #114, La Jolla, California 92037.

         (c) Mora's principal occupation is that of President of AMSERV HEALTHCARE INC.

         (d) Mora has not been convicted in a criminal proceeding during the last five (5) years (excluding minor traffic violations or similar misdemeanors).

         (e) Mora has not been a party during the last five (5) years to a civil proceeding of a judicial or administrative body of competent jurisdiction pursuant to which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Mora is a citizen of the United States.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATIONS

         On August 23, 1996, the Company and AMSERV HEALTHCARE INC., a Delaware corporation ("AMSERV"), consummated a merger (the "Merger") whereby the Company acquired control of AMSERV pursuant to an Agreement and Plan of Merger, dated February 9, 1996, and amended July 18, 1996, among the Company, AHI Acquisition Corp., and AMSERV. In connection with the Merger, each outstanding share of AMSERV was converted into the right to receive .409 Shares, representing a ratio of one Share for each 2.445 shares of AMSERV common stock.

         Pursuant to the Merger, Mora received 208,396 Shares in exchange for the surrender of 509,527 shares of common stock of AMSERV. In exchange for stock options to purchase 35,000 shares of AMSERV common stock, Mr. Mora received stock options to purchase 14,314 Shares.

         Of the 208,396 Shares owned by Mora, 45,194 (110,500 former AMSERV shares) were purchased with personal funds and a recourse Promissory Note to AMSERV (now a wholly owned subsidiary of the Company), secured by those 45,194 Shares, bearing interest at the rate of 5.73% per annum, and maturing in January 2001.

         Of the 208,396 Shares owned by Mora, 44,990 (110,000 former AMSERV shares) were purchased with personal funds and a non-recourse Promissory Note to AMSERV (now a wholly owned subsidiary of the Company). The Note was later amended and became a recourse note, secured by those 44,990 Shares, bearing interest at a rate of 5.73% per annum, and maturing in April 2000.

         The balance of Mora's shares were purchased with personal funds.

ITEM 4.  PURPOSE OF TRANSACTION

         The holdings reported herein were made as an investment. Mora may, in the future, purchase additional Shares or dispose of Shares. Mora does not have any present plan or proposal which would relate to or result in a transaction of the kind described in paragraphs (a) through (j) of Item 4 of Schedule 13D under the Securities Exchange Act of 1934, as amended, except the exercise of the options discussed below in Item 5. In the future, however, Mora reserves the right to adopt such plans or proposals.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) Mora directly owns 208,396 Shares. Mora also is the owner of stock options to purchase 14,314 Shares, which options are currently exercisable. Mora disclaims beneficial ownership of options to purchase 22,546 Shares (55,125 former AMSERV shares) for which Rosemarie Mora, Mora's former wife, has sole voting and dispositive power and which options have been assigned to Rosemarie Mora. The aggregate number of Shares of which Mora may be deemed to be the beneficial owner is 222,710, which is 5.8% of the 3,815,213 outstanding Shares of the Company. This total includes the option shares owned by Mora, which are currently exercisable.

         (b) Mora has the sole power to vote and dispose of 222,710 Shares.

         (c) During the sixty days preceding the date hereof, Mora did not enter into any transactions in Shares of the Company, other than the Merger described in Item 3 above.

         (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Mora's Shares.

         (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENT, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Mora is party to a recourse Promissory Note (the "First Note") dated April 20, 1995 and amended on January 16, 1996, to AMSERV (now a wholly owned subsidiary of the Company) in the original principal amount of $198,440, which matures in April 2000 and bears interest at the rate of 5.73% per annum.

         The First Note is secured by a Stock Pledge Agreement (the "First Pledge") between Mora and AMSERV (now a wholly owned subsidiary of the Company) dated April 20, 1995 and amended January 16, 1996, with respect to 44,990 Shares (originally purchased as 110,000 AMSERV shares through the exercise of stock options on April 20, 1995).

         Mora is also party to a recourse Promissory Note (the "Second Note") dated January 16, 1996 to AMSERV (now a wholly owned subsidiary of the Company) in the original principal amount of $199,342, which matures in January 2001 and bears interest at the rate of 5.73% per annum.

         The Second Note is secured by a Stock Pledge Agreement (the "Second Pledge") between Mora and AMSERV (now a wholly owned subsidiary of the Company) dated January 16, 1996, with respect to 45,194 Shares (originally purchased as 110,500 AMSERV shares through the exercise of stock options on January 16,
1996).

         In the event of any default by Mora under the First or Second Note or the First or Second Pledge, the Company has the right to take the Shares pledged by Mora in repayment of the First or Second Note, as applicable, and the right to sell such Shares at public or private sale. So long as no such default occurs, Mora is entitled to receive all dividends paid on such Shares, to vote such Shares in all matters and to otherwise be entitled to all rights of ownership of such Shares.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

(a) Promissory note dated April 20, 1995, by and between Eugene J. Mora and AMSERV HEALTHCARE INC., a Delaware corporation, incorporated herein by reference from Amendment No. 8 to Mr. Mora's Schedule 13D for AMSERV HEALTHCARE INC., dated April 7, 1995.

(b) Amendment, dated January 16, 1996, to Promissory Note dated April 20, 1995, by and between Eugene J. Mora and AMSERV HEALTHCARE INC., a Delaware corporation, incorporated herein by reference from Amendment No. 9 to Mr. Mora's
Schedule 13D for AMSERV HEALTHCARE INC., dated January 16, 1996.

(c) Stock Pledge Agreement dated April 20, 1995, by and between Eugene J. Mora and AMSERV HEALTHCARE INC., a Delaware corporation, incorporated herein by reference from Amendment No. 8 to Mr. Mora's Schedule 13D for AMSERV HEALTHCARE INC., dated April 7, 1995.

(d) Amendment, dated January 16, 1996, to Stock Pledge Agreement dated April 20, 1995, by and between Eugene J. Mora and AMSERV HEALTHCARE INC., a Delaware corporation, incorporated herein by reference from Amendment No. 9 to Mr. Mora's
Schedule 13D for AMSERV HEALTHCARE INC., dated January 16, 1996.

(e) Promissory Note dated January 16, 1996, by and between Eugene J. Mora and AMSERV HEALTHCARE INC., a Delaware corporation, incorporated herein by reference from Amendment No. 9 to Mr. Mora's Schedule 13D for AMSERV HEALTHCARE INC., dated January 16, 1996.

(f) Stock Pledge Agreement dated January 16, 1996, by and between Eugene J. Mora and AMSERV HEALTHCARE INC., a Delaware corporation, incorporated herein by reference from Amendment No. 9 to Mr. Mora's Schedule 13D for AMSERV HEALTHCARE INC., dated January 16, 1996.

(g) Agreement and Plan of Merger, dated February 9, 1996, as amended July 18, 1996, among Star Multi Care Services, Inc., a New York corporation, AHI Acquisition Corp., a Delaware corporation, and AMSERV HEALTHCARE INC., a Delaware corporation, incorporated herein by reference to Appendix A to Definitive Proxy Materials on Schedule 14A filed by AMSERV HEALTHCARE INC. on July 23, 1996.

(h) Letter dated August 23, 1996 from Eugene J. Mora to Star Multi Care Services, Inc., a New York corporation, documenting representations, warranties and covenants of Mr. Mora which restrict his ability to transfer Shares under certain circumstances.










SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         August 30, 1996                               /s/Eugene J. Mora
- -----------------------------------                    -------------------------
              Date                                              Signature

                                                       Eugene J. Mora, President
                                                       AMSERV HEALTHCARE INC.

                                  EXHIBIT INDEX



                                                                                        Page

(a)      Promissory Note dated April 20, 1995, by and between Eugene J. Mora and
         AMSERV HEALTHCARE INC., a Delaware corporation, incorporated herein by reference from Amendment No. 8 to Mr. Mora's Schedule 13D for
         AMSERV HEALTHCARE INC., dated April 7, 1995.                                     -

(b)      Stock Pledge Agreement dated April 20, 1995, by and between Eugene J.
         Mora and AMSERV HEALTHCARE INC., a Delaware corporation, incorporated herein by reference from Amendment No. 8 to Mr. Mora's Schedule 13D for
         AMSERV HEALTHCARE INC., dated April 7, 1995.                                     -

(c)      Amendment, dated January 16, 1996, to Promissory Note dated April 20,
         1995, by and between Eugene J. Mora and AMSERV HEALTHCARE INC. a
         Delaware corporation, incorporated herein by reference from Amendment
         No. 9 to Mr. Mora's Schedule 13D for AMSERV HEALTHCARE INC., dated
         January 16, 1996.                                                                -

(d)      Amendment, dated January 16, 1996, to Stock Pledge Agreement dated
         April 20, 1995, by and between Eugene J. Mora and AMSERV HEALTHCARE
         INC., a Delaware corporation, incorporated herein by reference from
         Amendment No. 9 to Mr. Mora's Schedule 13D for AMSERV HEALTHCARE INC.,
         dated January 16, 1996.                                                          -

(e)      Promissory Note dated January 16, 1996, by and between Eugene J. Mora and AMSERV HEALTHCARE INC., a Delaware corporation, incorporated herein by reference from Amendment No. 9 to Mr. Mora's Schedule 13D for AMSERV
         HEALTHCARE INC., dated January 16, 1996.                                         -

(f)      Stock Pledge Agreement dated January 16, 1996, by and between Eugene J.
         Mora and AMSERV HEALTHCARE INC., a Delaware corporation, incorporated herein by reference from Amendment No. 9 to Mr. Mora's Schedule 13D for
         AMSERV HEALTHCARE INC., dated January 16, 1996.                                  -

(g)      Agreement and Plan of Merger, dated February 9, 1996, as amended July
         18, 1996 (as amended, the "Merger Agreement"), among Star Multi Care
         Services, Inc., a New York corporation ("Star"), AHI Acquisition Corp., a Delaware corporation ("Merger Sub"), and AMSERV HEALTHCARE INC., a
         Delaware corporation, incorporated herein by reference to Appendix A to
         Definitive Proxy Materials on Schedule 14A filed by AMSERV HEALTHCARE
         INC. on July 23, 1996.                                                           -

(h)      Letter dated August 23, 1996 from Eugene J. Mora to Star Multi Care
         Services, Inc., a New York Corporation, documenting representations, warranties and covenants of Mr. Mora which restrict his ability to
         transfer Shares under certain circumstances.                                     7


                                   EXHIBIT (h)


                                                                 August 23, 1996


Star Multi Care Services, Inc.
99 Railroad Station Plaza
Hicksville, New York  11801

Gentlemen:

         Reference is made to the provisions of the Agreement and Plan of Merger, dated as of February 9, 1996 (together with any amendments thereto, the "Merger Agreement") among Star Multi Care Services, Inc., a New York corporation ("Star"), AHI Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of Star (the "Merger Sub") and AMSERV HEALTHCARE INC., a Delaware corporation ("AMSERV"), pursuant to which Merger Sub will be merged with and into AMSERV (the "Merger"), with AMSERV continuing as the surviving corporation (the "Surviving Corporation"). This letter consists of the undertakings contemplated by Section 5.12 of the Merger Agreement and is designed to assure
(1) compliance with Rule 145 ("Rule 145") promulgated under the Securities Act of 1933, as amended (the "Act"), and (2) that the Merger will be treated as a "pooling of interests" for accounting purposes.

         1. Compliance with Rule 145. I represent, warrant and covenant as follows:

                  (a) I understand that I may be deemed to be an "affiliate" of AMSERV, as such term is defined for purposes of Rule 145, and that the transferability of the shares of common stock, par value $.001 per share, of Star (the "Star Common Stock"), which I will receive upon the consummation of the Merger in exchange for my shares of common stock, par value $.01 per share, of AMSERV (the "AMSERV Common Stock"), is therefore subject to the provisions of Rule 145. Nothing herein shall be construed as an admission that I am an affiliate.

                  (b) Appendix A attached hereto sets forth all shares of AMSERV Common Stock and Star Common Stock owned by me, including all AMSERV Common Stock as to which I have sole or shared voting or investment power and all rights, options and warrants to acquire AMSERV Common Stock owned or held by me.

                  (c) I will not sell, pledge, transfer or otherwise dispose of any shares of Star Common Stock issued to me pursuant to the Merger, except pursuant to an effective registration statement or in compliance with Rule 145 or another exemption from the registration requirements of the Act.

                  (d) I understand that Star is under no obligation to register the sale, transfer, pledge or other disposition of the Star Common Stock to be received by me upon consummation of the Merger or to take any other action necessary for the purpose of making an exemption from the registration requirements of the Act available for the resale of the Star Common Stock to be received by me upon consummation of the Merger.

                  (e) I understand that Star will impose stop transfer instructions with respect to the Common Stock to be received by me upon consummation of the Merger and that a restrictive legend will be placed on certificates delivered to me evidencing such Star Common Stock in substantially the following form:

Star Multi Care Services, Inc.                                       Page 8 of 8
August 23, 1996
Page 2
                           "This certificate and the shares represented hereby
                  have been issued pursuant to a transaction governed by Rule 145 ("Rule 145") promulgated under the Securities Act of 1933, as amended (the "Act"), and may not be sold or otherwise disposed of unless registered under the Act pursuant to a Registration Statement in effect at the time or unless the proposed sale or disposition can be made in compliance with Rule 145 or without registration in reliance on another exemption therefrom."

         2. Pooling of Interest Accounting. I represent, warrant and covenant as follows:

         From and after 30 days prior to the effective date of the Merger until after such time as results covering at least 30 days of combined operations of the Surviving Corporation and Star have been published by Star, in the form of a quarterly earnings report, an effective registration statement filed with the Securities and Exchange Commission (the " SEC"), a report to the SEC on Form 10-K, 10-Q or 8-K, or any other public filing or announcement which includes the combined results of operations, I will not sell, transfer or otherwise dispose of any securities of AMSERV or of any Star Common Stock received by me in the Merger or other shares of capital stock of Star except that, with the written consent of Star and (prior to the effective date of the Merger) AMSERV to assure compliance with applicable "pooling of interest" accounting requirements (which consents shall not be unreasonably withheld), I may make transfers or other dispositions that, taking into account the actions of other affiliates of both AMSERV and Star, are (a) permitted by SEC Staff Accounting Bulletin No. 76 (a copy of which is annexed hereto as Appendix B) and (b) will not otherwise prevent Star from accounting for the Merger as a "pooling of interests."

         3. Miscellaneous. I hereby represent, warrant and covenant as follows:

                  (a) I have full power and authority to execute this Agreement, to make the representations, warranties and covenants herein contained and to perform my obligations hereunder.

                  (b) I understand the requirements of this letter and the limitations imposed on the sale, pledge, transfer or other disposition of the Star Common Stock.

                  (c) The receipt of this letter by Star is an inducement to Star's obligation to consummate the Merger under the Merger Agreement.

                  (d) All of the above representations are true, correct and complete on the date hereof and will continue to be true, correct and complete through and including the time of the transaction. If any of the representations in this letter cease to be true at any time prior to the time of the transaction, I will so notify you immediately in writing (and in all events before the time of the transactions).

                                                    Very truly yours,


                                                    /s/ Eugene J. Mora
                                                    ----------------------------
                                                    Eugene J. Mora